1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 11, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT
FIRST NOTIFICATION ANNOUNCEMENT ON THE CONVENING OF
THE 4TH SPECIAL GENERAL MEETING 2007 AND THE
1ST CLASS MEETING OF THE HOLDERS OF A SHARES OF ALUMINUM CORPORATION OF CHINA LIMITED

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The proposal of the merger of Baotou Aluminum Co., Ltd. ("Baotou Aluminum") with Aluminum Corporation of China Limited ("Chalco", the "Company") is subject to the approval by shareholders of the Company in the respective special general meeting, the class meetings of holders of A Shares and the class meeting of the holders of H Shares as well as the general meeting of Baotou Aluminum; and filings be made to the State-owned Assets Supervision and Administration Commission of the State Council and the China Securities Regulatory Commission for approval. In addition, it is subject to the granting of exemption for Chinalco and parties acting in concert with it to make a general offer to be approved by the shareholders of the Company and the China Securities Regulatory Commission pursuant to the relevant laws and regulations of the PRC; as well as the granting of exemption for Chinalco and parties acting in concert with it to make a general offer to be approved by the holders of H Shares of the Company and the Securities and Futures Commission of Hong Kong.

Attention of investors should be drawn to the 4th Special General Meeting 2007 of the Company to be held at the conference room of the Company's headquarter office at No.62 North Xizhimen Street, Haidian District, Beijing at 2:00p.m on 12 October 2007 and the 1st Class Meeting of the Holders of A Shares at 2:30p.m on the same date. The Company has published notice of the 4th Special General Meeting and the 1st Class Meeting of the Holders of A Shares on China Securities Daily, Shanghai Securities Daily and the website of the Shanghai Stock Exchange on 27 August 2007. Information relating to the meetings has also been published on the website of the Shanghai Stock Exchange on 27 August 2007.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board Aluminum Corporation of China Limited* Liu Qiang Company Secretary

Beijing, 10 September 2007

As at the date of this announcement, the members of the Board comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Helmut Wieser and Mr. Shi Chungui (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary